January 31, 2022	100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com
To: All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: IAMGOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		March 29, 2022
Record Date for Voting (if applicable) :		March 29, 2022
Beneficial Ownership Determination Date :		March 29, 2022
Meeting Date :		May 03, 2022
Meeting Location (if available) :		Virtual Meeting
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON	450913108		CA4509131088

Sincerely,

Computershare

Agent for IAMGOLD CORPORATION